

OFFERING MEMORANDUM

facilitated by



M.R.R Rest LLC
DBA Ras Plant Based

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A)   BASIC INFORMATION ABOUT THE COMPANY

Name of Company	M.R.R Rest LLC DBA Ras Plant Based
State of Organization	NY
Date of Formation	3/11/19
Entity Type	LLC
Street Address	739 Franklin Ave., Brooklyn, NY, 11238
Website Address	https://www.facebook.com/rasplantbased/

(B)   DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1	Romeo Regalli	
Positions with the Company Title Duration	Co-Founder, Owner March 2019 - Present	
Business experience (last three years)	Manager/Co-Owner	
Principal occupation (last three years)	Restaurant Owner at Awash	
Has this person been employed by anyone else in the last three years?	Yes	
Other employer information (if any)	Awash	Ethiopian Restaurant

Key Person 2	Milka Regalli
Positions with the Company Title Duration	Co-Founder, Owner March 2019 - Present

Business experience (last three years)	Manager/Co-Owner	
Principal occupation (last three years)	Restaurant Owner at Awash	
Has this person been employed by anyone else in the last three years?	Yes	
Other employer information (if any)	Awash	Ethiopian Restaurant

(C)   EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Romeo Regalli
Milka Regalli

(D)   THE COMPANY'S BUSINESS AND BUSINESS PLAN

Overview

M.R.R Rest LLC dba Ras Plant Based will be an authentic vegan Ethiopian restaurant in Crown Heights, Brooklyn.

Ras will be serving organic locally sourced plant based Ethiopian cuisine in a warm and welcoming environment. The establishment will mesh cultural furnishings with a modern Brooklyn vibe, giving customers a glimpse into Ethiopia while still functioning as the perfect location for any occasion.

Romeo Regalli and his wife Milka Regalli, visionaries in the restaurant industry with over 10 years of experience in the culinary world, founded Ras. They manage and operate another successful Ethiopian restaurant, Awash, located in Cobble Hill, Brooklyn. The success of their current restaurant is a testament to Romeo and Milka's know-how when it comes to owning and operating a restaurant. Additionally, the establishment is likely to benefit from this past success, and even its existing customer base.

There is currently a lack of unique, plant-based, and health-focused sit-down restaurants in the Crown Heights, Brooklyn area, and Ras seeks to suit this demand. Unlike other vegan restaurants, most Ethiopian food is already vegan, so many non-vegans will also enjoy the taste and fun of the authentic cuisine. Ras is located on Franklin Avenue, which is known for its great food and is constantly enjoyed by passerby's and foodies looking for a bite to eat on a night out.

The establishment's décor, ambiance, and menu is likely to generate increased and ongoing traffic from the area. The menu will include several traditional dishes as well as unique specials that boast a Ras twist. Additionally, Ras' cocktails will be a combination of various tastes featuring local Ethiopian alcohols and other traditional beverages.

The location will be open seven days a week and will feature special nights throughout the seasons. In addition to featuring live Ethiopian music, it will also host local musicians and artists to perform live shows. These musicians and artists can range from Jazz to reggae and much more, ensuring to draw in a crowd and foster a connection within the community.

Ras aims to become one of the most talked about Ethiopian restaurants in Crown Heights, Brooklyn, and the greater New York City market area.

Market

The market opportunity is ripe for establishments like Ras as the overall market for organic locally sourced plant based ethnic food, like Ethiopian cuisine, has grown immensely over the past few years. As American diners are looking for new food experiences and tasty dishes, ethnic restaurants are also positioned to deliver a truly unique dining experience that will bring them back for more. Customer experience continues to be a driving factor in eating away from home for consumers throughout the US. More and more diners are looking for an experience when dining out as discretionary spending increases, and consumers can increasingly enjoy premium luxury options at home more than ever before.

This sought out experience can be captured by authentic cuisine, out-of-the-box entertainment options, and other types of entities that provide unorthodox activities to fill leisure time. According to research from The National Restaurant Association, ethnic foods are increasingly being consumed by Americans or in America. The following statistics reveal the opportunity in various market shifts that will be beneficial for Ras:

- 66% more consumers eat a wider variety of ethnic cuisines now than five years ago.

- 80% consumers eat at least one ethnic cuisine out at a restaurant per month.

- 29% of consumers tried a new ethnic cuisine in the last year.

- Restaurants are the primary point of access for trying new cuisines, as well as the source where frequent eaters typically get their ethnic food, like Ethiopian foods.

- 85% of consumers say they prefer to eat ethnic cuisine in a restaurant focused on that cuisine.

Specifically, Ethiopian cuisine has increased so rapidly, the teff industry (the grain used to make the tradition Ethiopian injera bread) has grown into a $12 million dollar industry. Additionally, Ras will also benefit from an advantageous opportunity as the single location restaurant industry continues to improve and spending in its targeted location, Crown Heights, grows.

Marketing Overview

Ras will set itself apart from other restaurants and bars in the area through our unique food offers, and welcoming and high-energy hang out that offers a full menu of plant-based Ethiopian cuisine and drinks. The establishment expects to generate 5-star reviews across platforms through consistent service and excellent cuisine.

The goal of Ras's marketing plan is to increase visibility to new customers throughout its targeted market. It will achieve this through the following measures:

Website/Direct E-mail

Ras will develop a website that highlights its various menu offerings, events, and venue. The website will provide a feedback mechanism for concerns, comments, and questions, and will offer useful, general information about Ras. Potential customers may input their e-mail contact information in order to receive updates on the Company or be entered to win contests; subscribers may also receive exclusive deals or customized coupons unavailable to non-subscribers.

Search Engine Optimization

Internet searches are by far the most common activity on the Internet, so it is therefore crucial to appear among the top results when a user searches for keywords related to a business' industry. The Company will implement an aggressive search engine optimization strategy, whereby Ras will optimize content using keywords related to its business such as "Ethiopian food" and "vegan restaurant". By optimizing

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the website's content and continuing to have an active social media presence, the Company will organically aggregate higher on Google, Bing, and Yahoo search engines.

Social Media

A solid online presence represents an inexpensive promotional and informational strategy. Ras will operate various social media platforms and have a presence on Facebook, Twitter, Yelp, Foursquare, Trip Advisor, and Instagram. Real-time updates on these sites will also keep customers in the loop regarding new menu items and deals. These sites will constantly be updated with new items, special events, and aesthetically pleasing pictures of the establishment's location, food offerings, drink offerings, and event schedule. Other benefits and uses for social media include:

Daily Deals

The social media channels will also allow followers/members to receive special benefits like daily deals, encouraging an "insider" feel with loyal customers. For example, Ras may offer a "happy hour" promotion to Instagram followers, giving them a discount on food or drinks during a certain time frame.

Reviews

Social media sites also offer customers a platform to communicate their thoughts and opinions – trained team members will engage in dialogue with customers on these social media platforms to ensure that every customer enjoys their experience at Ras.

Influencers

The Company's founders, Romeo and Milka Regalli, has already established crucial relationships with food bloggers and food influencers throughout the Brooklyn and NYC areas which is bound to bring increasingly viability to Ras upon launch. In fact, these influencers and bloggers have already developed plans for videos and campaigns that include Ras which will prove to be widely beneficial for the establishment.

Word-of-Mouth Marketing

Positive customer testimonials and reviews are one of the strongest forms of advertising and can be a key decision point for many potential customers. Data from the White House Office of Consumer Affairs shows that news of bad customer service reaches more than twice as many ears as opposed to praise for a good service experience. Furthermore, loyal customers are worth up to ten times as much as their first purchase. Cultivating satisfied customers is therefore extremely valuable and profitable towards a business as their opinion and endorsements with colleagues, friends, or family can help result in significant recurring business opportunities for the establishment. Every positive experience with the Company encourages clients to share their experiences with others. Understanding this, Ras will work to consistently provide positive experiences worth sharing.

Events, & Community Outreach

Ras believes a positive relationship with the surrounding community is imperative to gain respect, support, a loyal customer base, and success. As such, the establishment will sponsor and attend/participate in local community events including charity events and more. Ras will do this is by featuring local artists to play during live entertainment nights in addition to offering a cooking class once a month that will teach customers unique Ras dishes.

By engaging actively and charitably within the area in which it operates, Ras will establish itself as a positive, contributing member of the community.

(E)   NUMBER OF EMPLOYEES

The Company currently has 2 employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$25,000
Offering Deadline	12/4/19

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Working Capital	$21,500	$91,850
Point of Sale System	$2,000	$2,000
Sound System	$0	$7,000
Compensation to MainVest	$1,500	$6,420
TOTAL	$25,000	$107,000

(J)   THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K)   MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

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(L) PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	1.25 - 5.35%**
Payment Deadline	12 / 31 / 2024
Maximum Payment Multiple	
- Early Investors***	1.5 x
- All Other Investors	1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.51 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.3%
$45,500	2.3%
$66,000	3.3%

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$93,300	4.7%
$107,000	5.4%

*** Investors who contribute the first $25,000 that is raised in the offering are "Early Investors." Investors who contribute funds after the first $25,000 has been raised in the offering are "All Other Investors." To reward early participation in the offering, Early Investors will receive a more favorable Maximum Payment Multiple than All Other Investors will receive.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	Limited Liability
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A

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How These Securities Differ from the Promissory Notes Offered to Investors	N/A

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Romeo Regalli	50%
Milka Regalli	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

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(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

The Company was established on March 11, 2019. As such, there are limited financial statements and information for the investor to review. The company is not yet open and therefore has no operating history. As of September 22, 2019, the Company had $251,714 in cash accounts and $34,800 in bank accounts.

The capital raised through MainVest will make up a portion of the Company's fundraising, as the Company is currently funding their buildout through personal funds.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue					
Total Revenue	$1,166,693	$1,341,697	$1,475,867	$1,623,453	$1,785,799
Total Revenue	**$1,166,693**	**$1,341,697**	**$1,475,867**	**$1,623,453**	**$1,785,799**
Total Cost	$291,673	$335,424	$368,967	$405,863	$446,450
Total Cost of Goods Sold	**$291,673**	**$335,424**	**$368,967**	**$405,863**	**$446,450**
Gross Profit	**$875,020**	**$1,006,273**	**$1,106,900**	**$1,217,590**	**$1,339,349**
Gross Margin (%)	*75%*	*75%*	*75%*	*75%*	*75%*
Operational Expenses					
General & Administrative Costs	$213,943	$231,001	$245,642	$261,403	$278,382

Salary & Wage Costs	$487,254	$491,880	$496,737	$525,998	$539,731
Total Operational Costs	**$701,197**	**$722,881**	**$742,379**	**$787,401**	**$818,113**
EBITDA	**$173,823**	**$283,392**	**$364,521**	**$430,189**	**$521,236**
Depreciation Cost	-$2,639	-$2,639	-$2,639	-$2,639	-$2,639
Amortization Cost	$0	$0	$0	$0	$0
Leased Asset Expense	$0	$0	$0	$0	$0
Pre-Tax Profit	**$171,183**	**$280,753**	**$361,881**	**$427,549**	**$518,597**
Retained Earnings	$171,183	$451,936	$813,817	$1,241,366	$1,759,963
Taxable Income	$171,183	$280,753	$361,881	$427,549	$518,597
Income Tax Cost	**$35,949**	**$58,958**	**$75,995**	**$89,785**	**$108,905**
Net Income	**$135,235**	**$221,794**	**$285,886**	**$337,764**	**$409,691**
Net Income Margin (%)	*12%*	*17%*	*19%*	*21%*	*23%*

(u)   DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(v)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(w)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(x)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	*Prior fiscal year-end (tax returns)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V